Exhibit 99.23

August 25, 2020                                                                                       VIA SEDAR

British Columbia Securities Commission 701 West Georgia Street P.O. Box 10142, Pacific Centre Vancouver, British Columbia V7Y 1L2	Alberta Securities Commission Suite 600, 250–5th St. SW Calgary, Alberta T2P 0R4
Ontario Securities Commission 20 Queen Street West 20th Floor Toronto, Ontario M5H 3S8	Financial and Consumer Affairs Authority of Saskatchewan Suite 601 - 1919 Saskatchewan Drive Regina, Saskatchewan S4P 4H2
The Manitoba Securities Commission 500 – 400 St. Mary Avenue Winnipeg, Manitoba R3C 4K5	Financial and Consumer Services Commission (New Brunswick) 85 Charlotte Street, Suite 300 Saint John, New Brunswick E2L 2J2
Nova Scotia Securities Commission Suite 400, 5251 Duke Street Duke Tower P.O. Box 458 Halifax, Nova Scotia B3J 2P8	Prince Edward Island Securities Office 95 Rochford Street, 4th Floor Shaw Building P.O. Box 2000 Charlottetown, Prince Edward Island C1A 7N8

Government of Newfoundland and Labrador

Financial Services Regulation Division

P.O. Box 8700

Confederation Building

2nd Floor, West Block

Prince Philip Drive

St. John’s, Newfoundland and Labrador A1B 4J6

Attention: Director of Securities

Dear Sirs/Mesdames:

Re: Red White & Bloom Brands Inc.  (the “Company”)

Adding Recipient Agencies to SEDAR Filings in Connection With the Filing of a Short Form Prospectus

We wish to advise that, in connection with the filing of a short form prospectus, we are hereby adding Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador as a recipient agency to the following filings:

1. SEDAR Project #03093532 – the Company’s annual information form dated August 7, 2020 (the “Annual Information Form”) in respect of the fiscal year ended July 31, 2019;

2. SEDAR Project #03068335 – the Company’s CSE Form 2A listing statement dated June 1, 2020 respecting the business combination transaction (the “Business Combination Transaction”) involving the Company (formerly Tidal Royalty Corp. (“Tidal”)) and MichiCann Medical Inc. (“MichiCann”) (excluding Tidal’s interim financial statements and management’s discussion and analysis thereon and the pro forma financial statements) (the “Listing Statement”);

3. SEDAR Project #02994192 – the Company’s audited consolidated financial statements and the notes thereto as at and for the years ended July 31, 2019 and 2018, together with the auditor’s report thereon (the “Annual Financial Statements”);

4. SEDAR Project #00004092 – the Company’s management’s discussion and analysis for the years ended July 31, 2019 and 2018 (the “Annual MD&A”);

5. SEDAR Project #03013895 – the Company’s statement of executive compensation for the financial years ended July 31, 2019 and 2018;

6. SEDAR Project #03058757 – the Company’s audited consolidated financial statements in respect of MichiCann and the notes thereto as at and for the years ended December 31, 2019 and 2018, together with the auditor’s report thereon;

7. SEDAR Project #03058758 – the Company’s management’s discussion and analysis of financial conditions and operations in respect of MichiCann for the years ended December 31, 2019 and 2018;

8. SEDAR Project #03039982 – the Company’s unaudited condensed interim consolidated financial statements and the notes thereto as at and for the three and six months ended January 31, 2020 and 2019;

9. SEDAR Project #03039983 – the Company’s management’s discussion and analysis for the six month period ended January 31, 2020 and 2019;

10. SEDAR Project #03080177 – the Company’s unaudited interim financial statements in respect of MichiCann and the notes thereto as at and for the three months ended March 31, 2020 and 2019;

11. SEDAR Project #03097058 – the Company’s management information circular dated August 5, 2020 respecting an annual and special meeting of shareholders of the Company;

12. SEDAR Project #03100674 - the material change report dated August 24, 2020 respecting: (i) the entering into by the Company on July 24, 2020 of a growing and sales agreement with Critical 39 (the “Critical 39 Agreement”); (ii)  the entering into by the Company on August 11, 2020 of a distribution agreement with Avicanna for the exclusive distribution of Avicanna’s advanced and clinically backed CBD-based cosmetic and topical products Pura H&W™ in the United States and certain other markets (the “Avicanna Distribution Agreement”); (iii) the Company’s providing of notice to PharmaCo shareholders (the “PharmaCo Shareholders”) on July 24, 2020 of its intent to exercise its right to acquire 100% of the issued and outstanding shares of PharmaCo pursuant to the put/call option agreement dated January 4, 2019 between MichiCann, PharmaCo and PharmaCo Shareholders (the “PharmaCo Put/Call Agreement”); (iv) the entering into by the Company in July 21, 2020 of a binding letter of intent to acquire 100% of the issued and outstanding shares of Platinum Vape (the “Platinum Vape LOI”); and (v) the appointment of CNBC Market Analyst Steven Grasso as Business Advisor;

13. SEDAR Project #03080836 – the material change report dated July 7, 2020 respecting a debt settlement subscription agreement with an arm-length investor entered into on June 30, 2020 to settle advances made by the investor to PharmaCo Inc.;

14. SEDAR Project #03069746 and Project #03070977 – the material change reports dated June 8, 2020 and June 11, 2020 respecting the Company’s acquisition on June 10, 2020 of 1251881 B.C. Ltd. (“Newco”), being the entity holding the licensing rights for the branding of High Times® (“High Times”) dispensaries and High Times cannabis-based CBD and THC products in the States of Michigan, Illinois and Florida and branding of High Times hemp-derived CBD products nationally in the United States carrying the Culture® brand pursuant to a retail license agreement and a product license agreement with HT (as defined below), which transactions were completed by way of a three-cornered amalgamation under the Business Corporations Act (British Columbia), whereby 1252034

B.C. Ltd., a wholly-owned British Columbia subsidiary of RWB, amalgamated with 1251881 B.C. Ltd. to form RWB Licensing Inc. (“RWB Licensing”) in exchange for the issuance to 1252240 B.C. Ltd. (the “Seller”), a wholly-owned subsidiary of HT Retail Licensing, LLC (“HT”) of: (i) 13,500,000 Common Shares issued at a deemed price of $1.50 per Common Share; and (ii) a special warrant of the Company that is exercisable into 4,500,000 additional Common Shares if the volume weighted average price of the Common Shares on the CSE, for the first 180 days following June 10, 2020 is below $1.50, all pursuant to an acquisition agreement between the Company, HT, the Seller and Newco dated June 4, 2020 (the “RWB Licensing Acquisition”);

15. SEDAR Project #03069744 – the material change report dated June 8, 2020 respecting the resumption of trading of the Company’s shares on the CSE;

16. SEDAR Project #03050500 – the material change report dated April 29, 2020 respecting the completion of the Company’s Business Combination Transaction with MichiCann on April 24, 2020 whereby (i) the Company changed its name from “Tidal Royalty Corp.” to “Red White & Bloom Brands Inc.” and completed a 16:1 share consolidation including common shares, series I convertible preferred shares (the “Series I Preferred Shares”), options and warrants; (ii) the Company fixed the number of directors at five and appointed Brad Rogers, Johannes (Theo) van der Linde, Brendan Purdy, Michael Marchese and Bill Dawson; (iii) appointed Brad Rogers as Chief Executive Officer and Johannes (Theo) van der Linde as Chief Financial Officer; (iv) the Company issued Common Shares, series II convertible preferred shares (the “Series II Preferred Shares”), warrants and options to former holders of MichiCann common shares, warrants and options; (v) certain shareholders entered into voluntary escrow agreements; and (vi) the Company agreed to guarantee certain obligations of PharmaCo, Mid-American Growers, Inc. (“MAG”) and RWB Illinois, Inc. (“RWB Illinois”) pursuant to an amended and restated credit agreement with Bridging Finance Inc. (“Bridging”) dated January 10, 2020;

17. SEDAR Project #03029041 – the material change report dated March 13, 2020 respecting the entering into of an amended and restated business combination agreement with MichiCann in respect of the Business Combination Transaction;

18. SEDAR Project #03058725 – the notice of change in corporate structure dated May 14, 2020 whereby, effective as of April 24, 2020, the Company changed its year end to December 31, 2020;

19. SEDAR Project #02917011 – The Business Combination Agreement between MichiCann Medical Inc. and Tidal Royalty Corp. and 2690229 Ontario Inc. dated of May 8, 2019, whereby the parties entered into an agreement to carry out a proposed business combination by way of a statutory amalgamation under the provisions of the OBCA;

20. SEDAR Project #03029046 –  The Amended and Restated Business Combination Agreement between MichiCann Medical Inc. and Tidal Royalty Corp. and 2690229 Ontario Inc. dated as of March 12, 2020, whereby the parties entered into an amended and restated agreement to carry out a proposed business combination by way of a statutory amalgamation under the provisions of the OBCA; and

21. SEDAR Project #02881809 – The Debenture Purchase Agreement dated February 25, 2019 between Tidal Royalty Corp. and MichiCann Medical Inc. whereby Tidal Royalty Corp. advanced $15,000,000 to MichiCann Medical Inc.pursuant to a senior secured convertible debenture.

Please do not hesitate to contact me at 604.687.2038 if you require any further information and we look forward to your response.

Regards

RED WHITE & BLOOM BRANDS INC.

“Johannes van der Linde”

Per:

Johannes van der Linde

Director and Chief Financial Officer